For Immediate Release

Nordion Obtains Court Order to Delay its Annual Meeting Date

Ottawa, Canada, April 1, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ), announced today that the Ontario Superior Court of Justice has granted an order extending the time for calling and holding the Company’s annual general meeting (the "AGM"), which was scheduled to take place on April 29, 2014. The order allows Nordion to combine its AGM with its shareholders' special meeting to consider the transaction announced on March 28, 2014 whereby Nordion entered into a definitive agreement (the "Arrangement Agreement") to be acquired by Sterigenics. The order further provides that the AGM has to be held no later than June 30, 2014.

A management information circular will be prepared and mailed to shareholders over the coming weeks providing shareholders with important information about the transaction. In accordance with the Arrangement Agreement, Nordion is required to hold a special shareholder meeting on or before May 28, 2014.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

SOURCE: Nordion